As filed with the Securities and Exchange Commission on July 12, 2021
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________________________________________________
SCHEDULE TO
(Amendment No. 2)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
______________________________________________________
KBS REAL ESTATE INVESTMENT TRUST III, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Common Stock, $0.01 par value per share
(Title of Class of Securities)
48668L 105
(CUSIP Number of Class of Securities)
Charles J. Schreiber, Jr.
Chief Executive Officer
KBS Real Estate Investment Trust III, Inc.
800 Newport Center Drive, Suite 700
Newport Beach, California 92660
(949) 417-6500
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)
With copies to:
Robert H. Bergdolt, Esq.
Carrie J. Hartley, Esq.
DLA Piper LLP (US)
4141 Parklake Avenue, Suite 300
Raleigh, North Carolina 27612-2350
(919) 786-2000
______________________________________________________
CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee:
$350,000,000 (a)	$38,185 (b)
(a)    Calculated as the maximum aggregate purchase price to be paid for shares of common stock.
(b)    The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $109.10 per million of the aggregate amount of cash offered by the Company.
☒    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $38,185	Filing Party: KBS Real Estate Investment Trust III, Inc.
Form of Registration No.: SC TO-I 000-54687	Date Filed: June 4, 2021
☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐    third-party tender offer subject to Rule 14d-1.
☒    issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO
This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on June 4, 2021, as amended by Amendment No. 1 filed with the SEC on July 8, 2021 (as amended, and as may be further supplemented or amended from time to time, the “Schedule TO”) by KBS Real Estate Investment Trust III, Inc., a Maryland corporation (the “Company”), relating to the Company’s offer to purchase for cash up to 33,849,130 shares of the Company’s common stock, par value $0.01 per share (the “Shares”), or approximately $350 million of Shares, subject to the Company’s ability to increase the number of Shares accepted for payment in the offer by up to, but not more than, 2% of the Company’s outstanding Shares (resulting in a commensurate increase in the number of Shares by up to approximately 3.7 million Shares) without amending or extending the offer in accordance with rules promulgated by the SEC, at a purchase price of $10.34 per Share, net to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 4, 2021, and in the related Letter of Transmittal, previously filed with the Schedule TO on June 4, 2021 as Exhibits (a)(i) and (a)(ii), respectively. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.
The information contained in the Offer to Purchase and the related Letter of Transmittal, previously filed with the Schedule TO on June 4, 2021 as Exhibits (a)(i) and (a)(ii), respectively, is incorporated into this Amendment No. 2 by reference in response to all the items of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.
Items 1 through 11.
Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:
The Company has received the final results of the tender offer, which expired at midnight Eastern Time, on July 1, 2021. Based on the final count by DST Systems, Inc. (“DST”), the depositary, paying agent and information agent for the tender offer, a total of 26,377,990 Shares were properly tendered and not properly withdrawn. In accordance with the terms and conditions of the tender offer and rules promulgated by the SEC, the Company accepted for purchase 26,377,990 Shares properly tendered and not properly withdrawn prior to the expiration of the tender offer at a purchase price of $10.34 per Share, or approximately $272.7 million of Shares, excluding fees and expenses relating to the tender offer.
The Shares purchased in the tender offer represent approximately 14.2% of the Company’s issued and outstanding Shares as of July 9, 2021. Following settlement of the tender offer, the Company has 159,878,012 Shares outstanding.
Item 12. Exhibits.
The Exhibit Index appearing after the signature page hereto is incorporated by reference.
Item 13. Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

KBS REAL ESTATE INVESTMENT TRUST III, INC.

Dated: July 12, 2021	BY:	/s/ Jeffrey K. Waldvogel
Jeffrey K. Waldvogel
Chief Financial Officer, Treasurer and Secretary

EXHIBIT LIST

(a)(i)	Offer to Purchase, dated June 4, 2021, incorporated by reference to Exhibit (a)(i) to the Company’s Schedule TO, filed June 4, 2021

(a)(ii)
Form of Letter of Transmittal (including Instructions to Letter of Transmittal and Odd Lot Certification Form), incorporated by reference to Exhibit (a)(ii) to the Company’s Schedule TO, filed June 4, 2021

(a)(iii)	Summary Advertisement, dated June 4, 2021, incorporated by reference to Exhibit (a)(iii) to the Company’s Schedule TO, filed June 4, 2021

(a)(iv)	Buckslip Provided to Stockholders in Account Statements, incorporated by reference to Exhibit (a)(iv) to the Company’s Schedule TO, filed June 4, 2021

(a)(v)	Text of E-mail Communication to Stockholders, Custodians, Broker Dealers and Financial Representatives, incorporated by reference to Exhibit (a)(v) to the Company’s Schedule TO, filed June 4, 2021

(a)(vi)	Communication of Planned Commencement Tender Offer and Suspension of Share Redemption Program, incorporated by reference to the Company’s Current Report on Form 8-K, filed June 3, 2021

(a)(vii)	Letter Provided to Stockholders Requesting Ordinary Redemption under Share Redemption Program, incorporated by reference to Exhibit (a)(vii) to the Company’s Schedule TO, filed June 4, 2021

(a)(viii)	Letter Provided to Stockholders Requesting Special Redemption under Share Redemption Program, incorporated by reference to Exhibit (a)(viii) to the Company’s Schedule TO, filed June 4, 2021

(b)(i)
Loan Agreement, by and among KBSIII 60 South Sixth Street, LLC, KBSIII Preston Commons, LLC, KBSIII Sterling Plaza, LLC, KBSIII One Washingtonian, LLC, KBSIII Towers at Emeryville, LLC, KBSIII Ten Almaden, LLC, KBSIII Legacy Town Center, LLC, and KBSIII 500 West Madison, LLC, collectively and Bank of America, N.A., dated as of November 3, 2017, incorporated by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2017, filed March 8, 2018

(b)(ii)
Deed of Trust (related to Legacy Town Center), by KBSIII Legacy Town Center, LLC for the benefit of Bank of America, N.A., dated as of November 3, 2017, incorporated by reference to Exhibit 10.3 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2017, filed March 8, 2018

(b)(iii)
Deed of Trust (related to Preston Commons), by KBSIII Preston Commons, LLC for the benefit of Bank of America, N.A., dated as of November 3, 2017, incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2017, filed March 8, 2018

(b)(iv)
Deed of Trust (related to Sterling Plaza), by KBSIII Sterling Plaza, LLC for the benefit of Bank of America, N.A., dated as of November 3, 2017, incorporated by reference to Exhibit 10.6 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2017, filed March 8, 2018

(b)(v)
Deed of Trust (related to Ten Almaden), by KBSIII Ten Almaden, LLC for the benefit of Bank of America, N.A., dated as of November 3, 2017, incorporated by reference to Exhibit 10.7 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2017, filed March 8, 2018

(b)(vi)
Deed of Trust (related to Towers at Emeryville), by KBSIII Towers at Emeryville, LLC for the benefit of Bank of America, N.A., dated as of November 3, 2017, incorporated by reference to Exhibit 10.8 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2017, filed March 8, 2018

(b)(vii)
Guaranty Agreement (related to 60 South Sixth Street, Preston Commons, Sterling Plaza, One Washingtonian, Towers at Emeryville, Ten Almaden, Legacy Town Center and 500 West Madison), by KBS REIT Properties III, LLC for the benefit of Bank of America, N.A., dated as of November 3, 2017, incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2017, filed March 8, 2018

(b)(viii)
Mortgage, Assignment of Leases and Rents, Security Agreement (related to RBC Plaza), by KBSIII 60 South Sixth Street, LLC for the benefit of Bank of America, N.A., dated as of November 3, 2017, incorporated by reference to Exhibit 10.11 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2017, filed March 8, 2018

(b)(ix)
Amended and Restated Promissory Note, by and among KBSIII 60 South Sixth Street, LLC, KBSIII Preston Commons, LLC, KBSIII Sterling Plaza, LLC, KBSIII One Washingtonian, LLC, KBSIII Towers at Emeryville, LLC, KBSIII Ten Almaden, LLC, KBSIII Legacy Town Center, LLC and KBSIII 500 West Madison, LLC for the benefit of Bank of America, N.A., dated as of November 17, 2017, incorporated by reference to Exhibit 10.12 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2017, filed March 8, 2018

(b)(x)
Amended and Restated Promissory Note, by and among KBSIII 60 South Sixth Street, LLC, KBSIII Preston Commons, LLC, KBSIII Sterling Plaza, LLC, KBSIII One Washingtonian, LLC, KBSIII Towers at Emeryville, LLC, KBSIII Ten Almaden, LLC, KBSIII Legacy Town Center, LLC and KBSIII 500 West Madison, LLC for the benefit of U.S. Bank, National Association, dated as of November 17, 2017, incorporated by reference to Exhibit 10.13 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2017, filed March 8, 2018

(b)(xi)
Amended and Restated Promissory Note, by and among KBSIII 60 South Sixth Street, LLC, KBSIII Preston Commons, LLC, KBSIII Sterling Plaza, LLC, KBSIII One Washingtonian, LLC, KBSIII Towers at Emeryville, LLC, KBSIII Ten Almaden, LLC, KBSIII Legacy Town Center, LLC and KBSIII 500 West Madison, LLC for the benefit of Wells Fargo Bank, National Association, dated as of November 17, 2017, incorporated by reference to Exhibit 10.14 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2017, filed March 8, 2018

(b)(xii)
Loan Extension and Modification Agreement, by and among KBSIII 60 South Sixth Street, LLC, KBSIII Preston Commons, LLC, KBSIII Sterling Plaza, LLC, KBSIII Towers at Emeryville, LLC, KBSIII Ten Almaden, LLC, KBSIII Legacy Town Center, LLC, KBS REIT Properties III, LLC and Bank of America, N.A., dated November 3, 2020, incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2020, filed November 16, 2020

(b)(xiii)
Term Loan Agreement, by and among KBSIII Domain Gateway, LLC; KBSIII 515 Congress, LLC; KBSIII 155 North 400 West, LLC; and KBSIII 1550 West McEwen Drive, LLC and U.S. Bank National Association, dated October 17, 2018, incorporated by reference to Exhibit 10.15 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2018, filed March 14, 2019

(b)(xiv)
Deed of Trust, Assignment of Leases and Rents, Security Agreement, Fixture Filing and Financing Statement (Domain Gateway Project), by KBSIII Domain Gateway, LLC for the benefit of U.S. Bank National Association, dated October 17, 2018, incorporated by reference to Exhibit 10.16 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2018, filed March 14, 2019

(b)(xv)
Deed of Trust, Assignment of Leases and Rents, Security Agreement, Fixture Filing and Financing Statement (515 Congress Project), by KBSIII 515 Congress, LLC for the benefit of U.S. Bank National Association, dated October 17, 2018, incorporated by reference to Exhibit 10.17 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2018, filed March 14, 2019

(b)(xvi)
Deed of Trust, Assignment of Leases and Rents, Security Agreement, Fixture Filing (Gateway Tech Project), by KBSIII 155 North 400 West, LLC for the benefit of U.S. Bank National Association, dated October 17, 2018, incorporated by reference to Exhibit 10.18 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2018, filed March 14, 2019

(b)(xvii)
Deed of Trust, Assignment of Leases and Rents, Security Agreement, Fixture Filing (McEwen Project), by KBSIII 1550 West McEwen Drive, LLC for the benefit of U.S. Bank National Association, dated October 17, 2018, incorporated by reference to Exhibit 10.19 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2018, filed March 14, 2019

(b)(xviii)
Recourse Carve-Out Guaranty Agreement, by KBS REIT Properties III, LLC for the benefit of U.S. Bank National Association, dated October 17, 2018, incorporated by reference to Exhibit 10.20 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2018, filed March 14, 2019

(b)(xix)
Payment Guaranty Agreement, by KBS REIT Properties III, LLC for the benefit of U.S. Bank National Association, dated October 17, 2018, incorporated by reference to Exhibit 10.21 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2018, filed March 14, 2019

(b)(xx)
First Modification and Additional Advance Agreement (Long Form), by and among KBSIII Domain Gateway, LLC, KBSIII 1550 West McEwen Drive, LLC, KBSIII 155 North 400 West, LLC, KBSIII 515 Congress, LLC, KBSIII 201 17th Street, LLC, U.S. Bank National Association and the Lenders party thereto, dated January 23, 2020, incorporated by reference to Exhibit 10.43 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2019, filed March 6, 2020

(b)(xxi)
Deed to Secure Debt, Assignment of Leases and Rents, Security Agreement and Fixture Filing (201 17th Street Project), by and between KBSIII 201 17th Street, LLC and U.S. Bank National Association, dated January 23, 2020, incorporated by reference to Exhibit 10.44 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2019, filed March 6, 2020

(b)(xxii)
Junior Deed of Trust, Assignment of Leases and Rents, Security Agreement, Fixture Filing and Financing Statement (515 Congress Project), by and among KBSIII 515 Congress, LLC, James A Johnson and U.S. Bank National Association, dated January 23, 2020, incorporated by reference to Exhibit 10.45 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2019, filed March 6, 2020

(b)(xxiii)
Junior Deed of Trust, Assignment of Leases and Rents, Security Agreement, Fixture Filing and Financing Statement (Domain Gateway Project), by and among KBSIII Domain Gateway, LLC, James A Johnson and U.S. Bank National Association, dated January 23, 2020, incorporated by reference to Exhibit 10.46 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2019, filed March 6, 2020

(b)(xxiv)
Assumption and Joinder Agreement, by and among KBSIII 201 17th Street, LLC, the other Borrowers thereto and U.S. Bank National Association, dated January 23, 2020, incorporated by reference to Exhibit 10.48 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2019, filed March 6, 2020

(b)(xxv)
Amended and Restated Promissory Note, by and among KBSIII Domain Gateway, LLC, KBS 515 Congress, LLC, KBSIII 155 North 400 West, LLC, KBSIII 1550 West McEwen Drive, LLC, KBSIII 201 17th Street, LLC and Associated Bank, National Association, dated January 23, 2020, incorporated by reference to Exhibit 10.49 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2019, filed March 6, 2020

(b)(xxvi)
Amended and Restated Promissory Note, by and among KBSIII Domain Gateway, LLC, KBS 515 Congress, LLC, KBSIII 155 North 400 West, LLC, KBSIII 1550 West McEwen Drive, LLC, KBSIII 201 17th Street, LLC and City National Bank, dated January 23, 2020, incorporated by reference to Exhibit 10.50 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2019, filed March 6, 2020

(b)(xxvii)
Amended and Restated Promissory Note, by and among KBSIII Domain Gateway, LLC, KBS 515 Congress, LLC, KBSIII 155 North 400 West, LLC, KBSIII 1550 West McEwen Drive, LLC, KBSIII 201 17th Street, LLC and Regions Bank, dated January 23, 2020, incorporated by reference to Exhibit 10.51 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2019, filed March 6, 2020

(b)(xxviii)
Promissory Note, by and among KBSIII Domain Gateway, LLC, KBS 515 Congress, LLC, KBSIII 155 North 400 West, LLC, KBSIII 1550 West McEwen Drive, LLC, KBSIII 201 17th Street, LLC and Citizens Bank, dated January 23, 2020, incorporated by reference to Exhibit 10.52 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2019, filed March 6, 2020

(b)(xxix)
Second Amended and Restated Promissory Note, by and among KBSIII Domain Gateway, LLC, KBS 515 Congress, LLC, KBSIII 155 North 400 West, LLC, KBSIII 1550 West McEwen Drive, LLC, KBSIII 201 17th Street, LLC and U.S. Bank National Association, dated January 23, 2020, incorporated by reference to Exhibit 10.53 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2019, filed March 6, 2020

(d)(i)	Second Articles of Amendment and Restatement, incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed January 25, 2011

(d)(ii)
Fourth Amended and Restated Dividend Reinvestment Plan, incorporated by reference to Exhibit 4.2 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2015, filed August 13, 2015

(d)(iii)	Fourth Amended and Restated Share Redemption Program, incorporated by reference to Exhibit 99.2 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2018, filed May 9, 2018

(h)	None.